11017751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Verity Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 S. Mangum Street, Suite 550
(No. and Street)

Durham	NC	27701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Simonson (919)490-6717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives & Associates, LLP.
(Name – *if individual, state last, first, middle name*)

702 Oberlin Road, Suite 410	Raleigh	NC	27605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Amy L. Simonson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Verity Investments, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDSAY N. UNDERWOOD NOTARY PUBLIC DURHAM COUNTY, NC

Signature

FINOP

Title

Lindsay N Underwood

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ______________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049474 FINRA DEC
VERITY INVESTMENTS INC 15*15
280 S MANGUM ST STE 550
DURHAM NC 27701-3683

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,527.47

B. Less payment made with SIPC-6 filed (exclude interest) (~~1,459.59~~)

~~7/29/2010~~
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,067.88

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,067.88

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Verity Investments Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of February, 20 11.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **Jan 1 2010**, 20__ and ending **Dec 31 2010**, 20__

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ **2,796,343.00**
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	**185,355.00**
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $__________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $__________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ **2,610,988.00**
2e. General Assessment @ .0025	$ **6,527.47**

(to page 1, line 2.A.)

Verity Investments, Inc.
(A Wholly-Owned Subsidiary of
Verity Asset Management, Inc.)

Financial Statements and
Supplementary Information
December 31, 2010 and 2009

Verity Investments, Inc.
Table of Contents

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report

To the Officers
Verity Investments, Inc.
Durham, North Carolina

We have audited the accompanying statements of financial condition of Verity Investments, Inc. (the "Company") as of December 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verity Investments, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

RIVES & ASSOCIATES, LLP

February 24, 2011

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

VERITY INVESTMENTS, INC.
Statements of Financial Condition
December 31, 2010 and 2009

ASSETS

	2010	2009
Current assets:		
Cash and cash equivalents	$ 64,194	$ 160,171
CRD deposits	1,066	685
Short-term investments	32,584	31,674
Commissions receivable	752,071	529,855
Other assets	200	224
Receivable from Parent	237,858	140,899
Total assets	$ 1,087,973	$ 863,508

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Current liabilities:		
Accounts payable	$ 460,929	$ 453,954
Line of credit	60,000	720
Income tax payable to Parent	52,188	18,320
Total liabilities	573,117	472,994
Stockholder's equity:		
Common stock, no par value; authorized, 100,000 shares; issued and outstanding, 1,000	31,000	31,000
Retained earnings	483,856	359,514
	514,856	390,514
Total liabilities and stockholder's equity	$ 1,087,973	$ 863,508

See independent auditors' report and notes to the financial statements

VERITY INVESTMENTS, INC.
Statements of Income
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Brokerage commissions	$ 45,890	$ 275,482
Advisory fees	2,598,421	1,787,716
12b-1 distribution fees	157,955	141,340
Municipal income	348	389
Other income	1,652	444
Total revenues	2,804,266	2,205,371
Expenses:		
Commission expense	1,640,308	1,220,255
Management fee	263,734	264,400
Licenses	18,282	13,664
Professional fees	287,298	286,805
Salaries	344,899	260,572
Office expense	12,038	13,380
Insurance	10,531	3,436
Software	1,251	908
Advertising	13,632	2,157
Interest expense	3,822	6,267
Miscellaneous expense	43,790	49,540
Total expenses	2,639,585	2,121,384
Income before income taxes	164,681	83,987
Provision for income taxes	40,339	18,500
Net income	$ 124,342	$ 65,487

See independent auditors' report and notes to the financial statements

VERITY INVESTMENTS, INC.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2010 and 2009

	Common Stock	Retained Earnings
Balances at December 31, 2008	$ 31,000	$ 294,027
Net income for 2009	-	65,487
Balances at December 31, 2009	31,000	359,514
Net income for 2010	-	124,342
Balances at December 31, 2010	$ 31,000	$ 483,856

See independent auditors' report and notes to the financial statements

VERITY INVESTMENTS, INC.
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 124,342	$ 65,487
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Cash flows from changes in:		
CRD deposits	(381)	237
Commissions receivable	(222,216)	(127,696)
Other assets	24	(224)
Receivable from Parent	(96,959)	128,997
Accounts payable	6,975	53,739
Income tax payable to Parent	33,868	5,948
Net cash provided (used) by operating activities	(154,347)	126,488
Cash flows from investing activities:		
Purchases of short-term investments	(910)	(428)
Net cash used by investing activities	(910)	(428)
Cash flows from financing activities:		
Net (payments) borrowings on line of credit	59,280	(31,504)
Net cash provided (used) by financing activities	59,280	(31,504)
Net increase (decrease) in cash and cash equivalents	(95,977)	94,556
Cash and cash equivalents, beginning of year	160,171	65,615
Cash and cash equivalents, end of year	$ 64,194	$ 160,171
Supplemental Disclosures of Cash Flow Information		
Cash payment for:		
Interest	$ 3,822	$ 6,266
Income taxes	6,471	6,292

See independent auditors' report and notes to the financial statements

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Verity Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), member of the Financial Industry Regulatory Authority ("FINRA"), and an SEC-Registered Investment Advisor. It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company is a North Carolina corporation that is a wholly-owned subsidiary of Verity Asset Management, Inc. (the "Parent").

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Certificates of Deposit

Certificates of Deposit totaling $32,584 and $31,674 as of December 31, 2010 and 2009, respectively, are included in short-term investments in the accompanying financial statements. The certificates bear interest of 1.24% and 4.24% and have a maturity of ten months, with penalties for early withdrawal.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rate. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Bad Debts

The Company uses the allowance method to determine uncollectible accounts. At December 31, 2010 and 2009, management believes that all commissions receivable are collectible. Therefore, no allowance for doubtful accounts has been recorded.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15C3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2010, the Company had net capital deficiency of $35,937. The Company's required minimum net capital is $30,878. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was -12.90 to 1. At December 31, 2009 the Company had net capital of $242,924, which was $212,260 in excess of its required minimum net capital of $30,264. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 1.87 to 1.

NOTE 3 - RELATED PARTY

By an agreement dated June 28, 1996, Verity Asset Management, Inc. the Parent of Verity Investments, Inc., agreed to pay all expenses incurred by its wholly-owned subsidiary for rent, supplies, utilities, and salaries. Under this agreement Verity Investments, Inc. was not responsible for reimbursing Verity Asset Management, Inc. However, Verity Investments paid Verity Asset Management a management fee.

Effective December 31, 2003, an agreement exists between the two parties by which all such expenses must be reimbursed to the Parent based on a reasonable allocation plan.

Total management fees paid and reimbursements paid to the Parent by the Company were $676,215 and $786,960 for the years ended December 31, 2010 and 2009, respectively.

By an agreement dated August 19, 2010, Verity Investments, Inc. entered into an agreement with Chatham Advisors, LLC, of which Verity Investments, Inc. is a 5% owner. This investment is included in other assets using the cost method. Under this agreement Verity Investments, Inc. provides Chatham Advisors, LLC with office space and related services, research services and compliance consultation. In exchange Chatham Advisors, LLC agree to pay Verity Investments, Inc. 20% of gross revenue, payable each quarter. Payments from Chatham Advisors, LLC to Verity Investments, Inc. totaled $54,328 for the year ended December 31, 2010.

NOTE 4 - EMPLOYEE BENEFIT PLAN

The Company has adopted a SIMPLE IRA plan which covers all employees with a minimum of one year of service, subject to age and hours of service restrictions. The Company matches the employees' contributions on a dollar for dollar basis up to 3% of compensation. Contributions made under the plan totaled $7,800 and $1,734 for the years ended December 31, 2010 and 2009, respectively.

NOTE 5 - LINE OF CREDIT

The Company has a line of credit with a maximum borrowing capacity of $60,000 and an interest rate of 1%. $40,000 was available on the line of credit at December 31, 2010.

In 2009, the Company had a line of credit with a maximum borrowing capacity of $35,000 and an interest rate of 18.24%. $34,280 was available on the line of credit at December 31, 2009.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash accounts in a U.S. commercial bank. The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2010, the FDIC provides unlimited insurance coverage on each depositor's non-interest bearing cash balances, and $250,000 of insurance coverage on other deposit accounts. At December 31, 2010, the Company had no cash in excess of the FDIC insured limit.

NOTE 7 – INCOME TAXES

In July 2006, FASB issued ASC Topic 740 "*Income Taxes*", which addresses the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. ASC 740 is effective for the year ended December 31, 2009. The Company's income tax filings are subject to audit by various taxing authorities. Their open audit periods are 2007 – 2009. In evaluating their tax positions and accruals, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances and have determined that there are no uncertain tax positions which would require the Company to record a liability for unrecognized tax benefit.

NOTE 8 - SUBSEQUENT EVENTS

In May 2009, the FASB issued ASC Topic 855 "Subsequent Events", which provides guidance on events that occur after the balance sheet date but prior to the issuance of the financial statements. ASC Topic 855 distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements. Furthermore, ASC Topic 855 requires disclosure of the date through which subsequent events were evaluated. ASC Topic 855 is effective for interim and annual periods after June 15, 2009. The Company adopted ASC Topic 855 for the year ended December 31, 2009, and management has evaluated subsequent events through February 24, 2011, the date of the issuance of these financial statements.

VERITY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
December 31, 2010

Computation of net capital:				
Total stockholder's equity			$	514,856
Deductions and/or changes:				
Non-allowable assets:				
Accounts receivable				311,547
CRD deposits				1,066
Receivable from Parent				238,058
				550,671
Haircut on securities - other				122
Net capital				(35,937)
Computation of basic net capital requirement:				
Minimum net capital required:				
Company	$	30,878		
Minimum dollar requirement		25,000		
Net capital requirement (greater of the above)				30,878
Excess net capital			$	(66,815)
Net capital less 10% total aggregate indebtedness			$	(82,300)
Computation of aggregate indebtedness:				
Total liabilities from statement of financial condition			$	463,633
Percentage of aggregate indebtedness to net capital				-1290%
Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2010):				
Net capital, as reported in Part II of the unaudited FOCUS report			$	21,900
Audit adjustment to correct:				
Accounts payable				(17,436)
Accounts receivable				7,760
Beginning equity				(18,320)
Income taxes payable				(33,868)
Nonallowable assets				4,027
Net capital, per above			$	(35,937)

SUPPLEMENTARY INFORMATION

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
Verity Investments, Inc.
Durham, North Carolina

In planning and performing our audit of the financial statements of Verity Investments, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures mentioned in the preceding paragraph.

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members', the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2011